Contact

www.linkedin.com/in/jeff-dickamore-0ba6801b3 (LinkedIn)

Top Skills

Strategic Planning
Goal Setting

Languages

French (Professional Working)
Romanian (Professional Working)

Certifications

Strategic Planning Foundations
Defining and Achieving Professional Goals

Jeff Dickamore

Writer/Director. Executive Administrative Assistant at BENlabs.
Los Angeles, California, United States

Summary

Named one of 25 screenwriters to watch in 2021 by the Austin Film Festival.

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Experience

Branded Entertainment Network
Executive Administrative Assistant
April 2019 - Present (4 years 4 months)

Saint Norma Jean Productions
Writer/Director/Producer
November 2018 - Present (4 years 9 months)
Los Angeles, California, United States

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Education

University of Tennessee
Master of Fine Arts - MFA, Acting · (2015 - 2018)

Brigham Young University
Bachelor of Arts - BA, International Studies, French · (2005 - 2009)

Le Cours Florent
Acting · (2009)